Mail Stop 4561

September 13, 2006

Mr. John Buchanan
Chief Financial Officer
Accredited Mortgage Loan REIT Trust
15090 Avenue of Science
San Diego, CA 92128

> **Re: Accredited Mortgage Loan REIT Trust**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 1-32276**

Dear Mr. Buchanan:

We have reviewed your your first response letter dated August 31, 2006 and have the following additional comment. As indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Financial Statements

General

1.   We note your response to prior comment 3 and are unable to agree with your position as it appears to us that you may have incorrectly applied criteria related to Schedule III (under Rule 5-04 of Regulation S-X) to Schedule IV. It is Schedule III (and not Schedule IV) that is to be filed by companies for which a substantial portion of their business is acquiring and holding for investment real estate or interests in real estate. In future filings, please provide Schedule IV –

Mortgage Loans on Real Estate as prescribed by Rule 12-29 of Regulation S-X. Additionally, refer to the Staff's view in Staff Accounting Bulletin Topic 7C.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Josh Forgione
Assistant Chief Accountant